

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 29, 2016

Donna T. Lowery
Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Highway 98 West
Hattiesburg, MS 39402

> **Re:** **The First Bancshares, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 25, 2016**
> **File No. 000-22507**

Dear Ms. Lowery:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Neal C. Wise, Esq.